Exhibit 99.1

CODE OF BUSINESS CONDUCT AND ETHICS

TABLE OF CONTENTS  Our Commitment  3 Our Purpose and Values 4 Who the Code Applies To 5 What Employees Must Do  6 What Leaders Must Do  7 Questions and Reporting Concerns and Violations  8 USING ASSETS AND INFORMATION PROPERLY Proper Use of Assets Proper Use of Computer and Communication Systems  11 Confidential Information  13 Data Privacy  15 Intellectual Property  16 Securities Laws and Insider Trading  17 Media and Public Inquiries  19 PROMOTING RESPECT, SAFETY AND SECURITY IN THE WORKPLACE Equal Employment Opportunities  20 Discrimination and Harassment  21 Health and Safety, Security and Environment  23 Drugs and Alcohol  24 WORKING WITH CUSTOMERS AND OTHER THIRD PARTIES  Fair Competition, Antitrust and Competitive Intelligence  25 Giving or Receiving Payments, Benefits or Gifts  27 Contractual Authorization and Process  29 Political and Charitable Conduct and Contributions  30 RECOGNIZING AND AVOIDING CONFLICTS  Conflicts of Interest  31 Working for Other Companies and on Boards  32 MAINTAINING OUR CONTROLS Accounting, Auditing or Disclosure Concerns & Fraud Reporting  33 Accuracy of Records and Information  34 Records Management  35 Embargoes, Sanctions and Export Controls  36 Helpful Contact Information  37 Form of Acknowledgment  38 Legal Notice  39 Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

INTRODUCTION OUR COMMITMENT INTEGRITY MATTERS Dear Colleagues, Trust is at the heart of all we do. The foundation of that trust is built upon our long-established reputation for integrity. But it only takes one illegal or unethical action to destroy it. That’s why I am asking you to carefully review our Code of Business Conduct and Ethics. You may have read earlier versions, but you’ll see and learn new things from this latest edition. It clarifies what we expect of each other, tells you whom to consult for guidance on complex issues and how to report unethical conduct. That last point bears repeating. If you see any of our colleagues breaking our guidelines, report it immediately to your manager, the Human Resources Department or the lawyer who supports your bss. Failing that, the Hotline is available to you in many languages, 24 hours a day throughout the year. We are the world’s most trusted source of news, insight and expertise that advances society. Why? Because we act with integrity and independence by holding ourselves and each other to be ethical and reliable in all we do. Believe me – no business deal is more important than that. Sincerely, /S/ Jim Smith Jim Smith President & CEO Thomson Reuters November 2014 Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

INTRODUCTION OUR PURPOSE AND VALUES THIS CODE OF CONDUCT IS BUILT UPON OUR PURPOSE AND OUR VALUES This Code of Conduct is built upon our purpose and our values. Our purpose describes our role in the world, the value we provide to our customers and our markets, and the commitments we have made to our many stakeholders. Our values serve as our ethical and moral compass and describe how we should behave with each other and our customers. Together, they form the foundation upon which all our decisions should be made. While this Code describes many specific situations, it cannot predict every situation. That is why our purpose and values are so important; by design, they are broad enough to apply to a wide range of circumstances. When in doubt, ask yourself, “Does this decision help Thomson Reuters fulfill on its purpose?” or “Is my behavior in this situation a reflection of our values?” Purpose – We are trusted for the decisions that matter most, empowering customers to act with confidence in a complex world. • We are the world’s most trusted source of news, insight and expertise that advances society • We connect open, fair and transparent markets • We create a more informed, empowered and prosperous world Values and Behaviors Trust: We act with integrity and independence by holding ourselves and each other to be ethical and reliable in all we do. • Uphold the Trust Principles of integrity, independence and freedom from bias • Ensure accuracy and completeness in our delivery of products and services • Act ethically and with transparency • Show consistency between what you say and what you do Innovation: We innovate to serve our customers, drive our growth and win in dynamic business environments • Try new things and learn from them, be curious • Act boldly and capture new opportunities by anticipating customer needs • Challenge the status quo to find better ways to do things • Speak up, share ideas and encourage others to do the same Partnership: We work together, with each other, with our customers and with industry partners to deliver superior results and experiences. • Work with others to develop joint solutions and break down internal barriers • Assume positive intent in working with others. Our competitors are external • Share ideas and resources across the company for scale and impact. We all manage resources and not own them • Build effective relationships with colleagues and industry partners to enable others to be successful Performance: We deliver results, excelling at work that positively impacts the world. • Own our results, act with urgency and make it happen • Reduce complexity • Excel at execution • Deliver and seek timely, candid and actionable feedback Trust Principles – In observing this Code, you should bear in mind the Thomson Reuters Trust Principles, which guide our behavior. These principles apply to everyone at Thomson Reuters and state: • Thomson Reuters shall not at any time pass into the hands of any one interest, group or faction; • The integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved; • Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contacts; • Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and • No effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business. More information on the Trust Principles can be found at www.thomsonreuters.com.  Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

INTRODUCTION WHO THE CODE APPLIES TO UPHOLDING THE INTEGRITY OF THOMSON REUTERS IS PART OF EACH EMPLOYEE’S JOB The Code of Business Conduct and Ethics applies to all officers, directors and employees of Thomson Reuters Corporation and its subsidiaries. For convenience, we refer to all of these entities as “Thomson Reuters” in this Code. Subsidiaries are entities in which Thomson Reuters owns, directly or indirectly, more than 50% of the voting rights, or where Thomson Reuters otherwise has the power to control the entity. Entities that Thomson Reuters may have an interest in but does not control should be encouraged, as far as possible, to adopt policies and guidelines that are consistent with the principles and values set out in this Code. Outside consultants, contractors, temporary employees and agents engaged by Thomson Reuters are required to abide by the policies, principles and values set out in this Code when performing services for, or on behalf of, Thomson Reuters. Employees engaging third parties acting on behalf of Thomson Reuters should ensure that the third parties are aware of their obligations under this Code. Global reach – This Code applies in all countries where we conduct business. If there is any real or apparent conflict between this Code and supplemental policies, guidelines, laws or regulations applicable to your job, you should comply with the most restrictive requirement. If you become aware of such a conflict and are unsure what action to take, you should seek guidance, based on the intent and spirit of this Code, from your manager or a Thomson Reuters lawyer who supports your business. Waivers – Waivers of this Code may be granted only by the Thomson Reuters General Counsel’s office. However, any waiver of this Code for Thomson Reuters executive officers or directors may only be made by the Thomson Reuters Board of Directors or a Board committee and will be disclosed by Thomson Reuters to the extent required by law, regulation or stock exchange requirement. Regulated Entities – Within Thomson Reuters, there are a number of regulated entities. These entities have their own policies and procedures which apply to all employees, consultants and agents; this includes all Thomson Reuters members of staff acting on behalf of a regulated entity. All policies applicable to a regulated entity take precedence over any Thomson Reuters policy relating to the same topic for all employees working within or on behalf of the respective regulated entity. These policies can be found on our intranet or by contacting Legal and/or Compliance. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

INTRODUCTION  WHAT EMPLOYEES MUST DO ALL EMPLOYEES HAVE A RESPONSIBILITY TO HOLD THEMSELVES AND OTHERS TO A HIGH LEVEL OF CONDUCT Understand our policies and guidelines You are responsible for reading and abiding by this Code together with any supplemental Thomson Reuters policies and guidelines that apply to you. A number of Thomson Reuters policies and guidelines that complement this Code are available on our intranet. If you do not have access to our intranet, you can obtain a copy of any of these policies from your Human Resources department or a Thomson Reuters lawyer who supports your business. If you have any questions about other policies or guidelines that may apply to you, please consult with your manager or a Thomson Reuters lawyer who supports your business. Employees engaging third parties acting on behalf of Thomson Reuters should also ensure that the third parties are aware of their obligations under this Code. Individual Considerations Decisions or situations that involve legal or ethical issues are often complex. When you’re faced with a decision or situation and you’re not clear what action you should take, ask yourself the following questions: • Do I have all of the facts and information that I need to make a decision? • Have I considered and identified other options or alternatives? • Is the action legal? • Is the action ethical? • Does the action comply with this Code and other policies or guidelines applicable to my job? • How will my decision affect others, including our customers, shareholders, employees and the community? • How will my decision look to others? • How would I feel if my decision were made public? Could the decision be honestly explained and defended? • Would I be happy if my conduct were described on the front page of my hometown newspaper or on the internet? • Should I consult with or contact my manager, my Human Resources department or a Thomson Reuters lawyer who supports my business?Comply with laws, rules and regulations As a global organization, we are subject to numerous laws, rules and regulations. While we don’t expect you to be a legal expert, you are expected to understand and comply with laws, rules and regulations applicable to your job or position. You should also know when to seek advice from your manager or a Thomson Reuters lawyer who supports your business. Any violation of laws, rules or regulations applicable to us could jeopardize our reputation. Fraud, dishonesty or criminal conduct will not be tolerated. As is appropriate for your job responsibilities and position, you should: • Learn about laws, rules and regulations that affect what you do at Thomson Reuters; • Take mandatory compliance training and seek to keep informed about any relevant legal or regulatory developments; and • Consult with a Thomson Reuters lawyer who supports your business if you have any questions about the applicability, existence or interpretation of any law, rule or regulation. Local customs – We must recognize the interests of the places in which we do business. In addition to complying with applicable laws and regulations, you should also respect the local customs of host countries (but not if doing so would violate applicable laws, regulations or this Code). Reporting – If you become aware of anything that you believe may violate a law, regulation, this Code or another Thomson Reuters policy, you should report the violation or what you believe or suspect is a possible violation. You can report your concerns to a manager, your Human Resources department or a Thomson Reuters lawyer who supports your business. Alternatively, you can choose to report confidentially and anonymously, as discussed in the section of this Code “Questions and Reporting Concerns and Violations.” Please refer to the section of this Code “Questions and Reporting Concerns and Violations” for more information about how to ask questions and/or report any possible Code violations, including how to do so anonymously where permissible. Acknowledgment requirement After reading this Code, please acknowledge that you have received access to and read this Code and that you understand your obligations to comply with this Code. Please note that you will be expected to comply with this Code regardless of whether you acknowledge receipt. If you can, you should submit your acknowledgment electronically. Information is available on our intranet as to how to submit your electronic acknowledgment. If you do not have computer access, you should sign a copy of the acknowledgment form at the end of this Code and return it to your local Human Resources department. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

INTRODUCTION WHAT LEADERS MUST DO LEADERS HAVE ADDITIONAL RESPONSIBILITIES IN COMMUNICATING AND MODELING A HIGH STANDARD OF CONDUCT Great leadership matters. Leaders play an essential role in building and maintaining a culture and workplace environment that encourages doing things the right way and serves as the foundation for continued success. In addition, great leaders play a key role in building valuable, trust-based relationships with our customers, the communities in which we operate, our shareholders and other stakeholders. Specifically, as a leader, you should: Be knowledgeable: • Understand and comply with the laws, regulations and policies that apply in your team’s area of work and know how they affect your team’s and the company’s key risks. Set an example: • Put the company’s values into practice; • Demonstrate personal attention to legal and compliance matters; • Be accountable; • When appropriate, reject business for reputational reasons; and • Recognize and reward your team members for doing things “the right way”. Periodically communicate with your team regarding compliance matters: • Discuss ethics and compliance at meetings and encourage questions; • Stay involved in the actions of your team; • Explain the importance of elevating and evaluating risk concerns before making decisions; • Encourage your team to seek help on compliance issues from you and a lawyer who supports your business; • Insist on candid and timely reporting of compliance-related issues and problems; and • Reward ethical behavior. Speak up: • Be familiar with the key Legal, Human Resources and other contacts and resources for your area and escalate issues as needed. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

INTRODUCTION QUESTIONS AND REPORTING CONCERNS AND VIOLATIONS IF YOU ARE UNCERTAIN ABOUT ANY SITUATION, YOU SHOULD ASK FOR GUIDANCE. PROMPTLY REPORT ANY UNETHICAL OR ILLEGAL CONDUCT AND ASK QUESTIONS WHEN IN DOUBT This Code is intended to serve as a guide for your own actions and decisions and for those of your co-workers. If you have a concern or question or do not understand a provision of this Code, or if you believe that you or someone you know is in violation of the policies stated in this Code, you have an obligation to report your concerns in a timely manner. There are several reporting options. You may use whatever method of communication with which you feel most comfortable. Violations of this Code should always be reported promptly, regardless of which communication channel you choose. The important thing is that you get the guidance that you need, report what you know and get your questions answered. Thomson Reuters has a policy prohibiting retaliation if you make a good faith complaint regarding conduct that you reasonably believe is unethical or that violates the law, this Code or our other policies. Self-reporting – You are encouraged to identify yourself to assist us in addressing your concern or reporting an actual or potential violation. In many instances, your immediate resource is your direct manager or supervisor, your Human Resources representative or a Thomson Reuters lawyer who supports your business. These people may have the information that you need or may be able to refer the matter to an appropriate source. For work environment-related complaints, such as harassment and discrimination, we encourage you to contact your manager or Human Resources representative. Confidential and anonymous reporting – We have also established another communication channel that you can use when you have specific concerns or when you want to report an actual or potential violation confidentially and/or anonymously. For example, there may be times when you prefer not to go to your manager or supervisor, or you may want to report a concern about your manager’s or supervisor’s conduct. Thomson Reuters employees may report violations and submit complaints and obtain information, advice and suggestions confidentially and anonymously by phone or e-mail. Confidentiality will be maintained to the fullest extent possible and information will only be shared on a “need-to-know” basis, consistent with the need to conduct an adequate review. • Phone. We have established telephone numbers (the Thomson Reuters Business Conduct and Ethics Hotline) for employees to call: Please see the section “Helpful Contact Information.” The Hotline is not equipped with caller-ID, recorders or other devices that can identify or trace the number from which you are calling. • E-mail. You may contact the Hotline by e-mail at ethics@ thomsonreuters.com. Although e-mail from your office or home computer is not anonymous, you can request that your identity be kept confidential. • Web. You may also report online using a web form. The report processing and escalation to the appropriate Thomson Reuters contact is the same as when you call on the Hotline. When you submit a report online, you may also choose to remain anonymous. See the Hotline page on our intranet for more information. Please be aware that local laws, rules or regulations may limit or prohibit the reporting of concerns to the Hotline unless the concerns pertain to accounting, auditing, fraud or similar matters. If you’re an employee in a country subject to these special Hotline reporting procedures and have concerns or questions that pertains to other matters (i.e., work environment- related issues), you should contact your manager or supervisor, your local Human Resources representative or a Thomson Reuters lawyer who supports your business. Thomson Reuters will advise you if you work in a country that is subject to special Hotline reporting procedures or you can see the Hotline page on our intranet for more information.Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

INTRODUCTION QUESTIONS AND REPORTING CONCERNS AND VIOLATIONS IF YOU ARE UNCERTAIN ABOUT ANY SITUATION, YOU SHOULD ASK FOR GUIDANCE. PROMPTLY REPORT ANY UNETHICAL OR ILLEGAL CONDUCT AND ASK QUESTIONS WHEN IN DOUBT  Treatment of reports and complaints – Whether you contact your manager, supervisor, Human Resources, a Thomson Reuters lawyer who supports your business or the Hotline: • Your question, report or complaint will be taken seriously; • Information will be gathered in response to your questions or concerns; • Your question, report or complaint will be forwarded to appropriate Thomson Reuters management for follow-up; • Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review; • Complaints and concerns relating to accounting, internal accounting controls or fraud-related matters will be reviewed under the Thomson Reuters Audit Committee’s directio and oversight by the Thomson Reuters General Counsel and the Corporate Compliance and Audit department and/or such other persons as the Audit Committee determines to be appropriate; • You are obliged to cooperate with investigations relating to actual or alleged violations and complaints and must always be truthful and forthcoming in the course of these investigations; and • Prompt and appropriate corrective and disciplinary action will be taken when and as warranted. Retention of reports and complaints and investigations – The Corporate Compliance and Audit department will maintain a log of all reports and complaints related to accounting, internal accounting controls and fraud-related matters, tracking their receipt, investigation and resolution and will prepare a periodic summary of reports and complaints for the Audit Committee. Information regarding other reports and complaints are maintained by Human Resources and Legal/Compliance as appropriate. Retaliation is prohibited – We will not discharge, demote or suspend you if you provide information or assist in an investigation regarding conduct that you reasonably believe is unethical or that constitutes a violation of law, this Code or our other policies. This commitment includes you giving information in connection with an authorized investigation. However, we reserve the right to discipline you if you make an accusation without a reasonable, good faith belief in the truth and accuracy of the information or if you knowingly provide or make false information or accusations. “Good faith” does not mean that you have to be right — but it does mean that you believe you are providing truthful information. If you believe that you have been unfairly or unlawfully retaliated against, you should immediately notify your manager or supervisor, your Human Resources department, a Thomson Reuters lawyer who supports your business or the Hotline. Presumption of innocence – If someone makes a report or complaint against you, you will be presumed innocent unless the investigation reveals a violation has occurred. Cooperation with an investigation – Employees who are subject to, or interviewed in connection with, an investigation are obligated to cooperate. Failure to cooperate with an investigation includes, but is not limited to: knowingly providing false or misleading information, refusing to be available for contact during the investigation and knowingly withholding or deleting information pertinent to the investigation. Failure to cooperate may result in disciplinary action up to, and including, termination and/or legal proceedings. Disciplinary process – Thomson Reuters strives to impose discipline for each Code violation that fits the nature and particular facts of the violation. A failure by any employee or representative to comply with laws or regulations governing Thomson Reuters business, this Code or any other Thomson Reuters policy or requirement may result in disciplinary action up to, and including, termination, and if warranted, legal proceedings. Please remember that some Thomson Reuters businesses and units have their own disciplinary actions policies that are distinct and separate from this Code. If there is any conflict between this Code and any supplemental policies or laws and regulations applicable to your job, you should comply with the most restrictive requirement. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

USING ASSETS AND INFORMATION PROPERLY PROPER USE OF ASSETS THOMSON REUTERS ASSETS ARE TO BE USED FOR YOUR JOB AND SHOULD BE PROTECTED Thomson Reuters assets are highly valuable and are meant for business use. We all have a responsibility to protect and safeguard these assets from loss, theft, misuse, damage and waste in order to preserve their value. Proper use of assets – You should use our assets appropriately for legitimate and authorized business purposes. You should not access systems or information unless you’ve been authorized and enabled to do so, and the extent of your access must be consistent with the scope of your authorization. Thomson Reuters assets should never be used for illegal activities. Thomson Reuters allows and permits limitedand occasional personal use of Thomson Reuters e-mail, messaging, the internet and phones if use is not excessive, does not interfere with work responsibilities and otherwise does not violate this Code.isappropriation of our assets is a breach of your duty to Thomson Reuters and may be an act of fraud against Thomson Reuters. Taking Thomson Reuters property from our facilities without permission is regarded as theft. Don’t allow improper third party use of Thomson Reuters property. Thomson Reuters property should be secured. In addition, carelessness or waste of Thomson Reuters assets may also be a breach of your duty to Thomson Reuters. If you become aware of loss, theft, misuse, damage or waste of our assets or have any questions about your proper use of them, you should speak with your manager, Human Resources department, Global Security or a Thomson Reuters lawyer who supports your business. For more information, you may visit the Global Security and Information Security Risk Management sites on our intranet. Returning assets – If you leave Thomson Reuters, or upon Thomson Reuters request, you must stop using and return any and all of its assets in your possession. Examples of Thomson Reuters assets – Thomson Reuters assets include, but are not limited to: • Computer systems, equipment and technology (including laptops, tablets and mobile devices); • Phones, copiers, scanners and fax machines; • Books; • Business plans; • Intellectual property, such as software codes, licenses, ideas, concepts, content and inventions; • Customer, supplier and distributor lists and information, including customer search or trading information; • Buildings and other physical property; • Office supplies; and • The Thomson Reuters name, our various brand names and logos. Thomson Reuters assets also include all memos, notes, lists, records and other documents (whether in paper or electronic format) that you or our third party business partners or consultants make or compile relating to our business. Q: We have a closet full of office supplies that contains things like computer paper, pens and notepads. Can I take some home with me? I can’t imagine anyone would miss what I need, which isn’t that much! A: Unless you are taking office supplies so you can work from home and your manager has approved it, this is not permitted. Taking home Thomson Reuters property, such as office supplies, can result in significant costs for Thomson Reuters. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

USING ASSETS AND INFORMATION PROPERLY  PROPER USE OF COMPUTER AND COMMUNICATION SYSTEMS USE OUR COMPUTER SYSTEMS AND VARIOUS FORMS OF COMMUNICATION PROPERLY AND APPROPRIATELY We provide e-mail, messaging, internet and intranet access, telephones and other forms of communication technology to help you do your job. These tools help many of us work more productively and efficiently. At the same time, it’s everyone’s responsibility to help maintain the confidentiality, integrity and availability of our information, communications and technology infrastructure. Proper use of Thomson Reuters e–mail and communication systems – When using our information, communication and technology infrastructure, please remember: • These systems are for business purposes. However, Thomson Reuters does understand the need for limited and occasional use of our communication systems, such as email, the internet, and phones for personal purposes. • Use good judgment. If Thomson Reuters becomes involved in litigation or an investigation, your communications may have to be turned over to third parties. Communications can sometimes be recovered even after you have deleted them. Avoid careless, exaggerated or inaccurate statements that could be misunderstood or used against you or Thomson Reuters in a legal proceeding. Before you hit “send,” think and re-read. • Don’t access, send or download inappropriate content or information that could be offensive, insulting, derogatory or harassing to another person, such as sexually-explicit messages, jokes or ethnic or racial slurs. • Don’t forward internal communications or send confidential materials outside of Thomson Reuters unless you are explicitly authorized to do so. • Respect intellectual property laws. Downloading, duplicating or redistributing copyrighted material, including music, movies, images or software, may violate the law or regulations in many countries and can result in disciplinary or legal action. Only perform these activities if you are legally permitted to do so. • Use of collaboration tools, such as instant messaging from your work computer is only permitted if you’re using Thomson Reuters products or as otherwise approved by your IT department or manager. • Manage and keep confidential (do not share) your computer user IDs, passwords and authentication devices. • Exercise caution when opening files attached to e-mail, especially those that are not business related or not from a known source. If you have any concerns, you should not open the attachment and should forward the e-mail to your IT department. • Be careful of people outside of Thomson Reuters asking for financial, customer or corporate information through e-mail or phone scams. • The use of personal software on your work computer or modification of Thomson Reuters-provided software is not permitted unless approved by your IT department. The use of peer-to-peer (P2P) software to share copyrighted material is prohibited. • Don’t use or access Thomson Reuters information, communications and technology infrastructure beyond your authorized level. For further guidance, speak with your manager or Human Resources representative. • Don’t intentionally compromise or subvert Thomson Reuters security controls. • Report any suspected computer security exposures or incidents to your local security officer or IT department immediately. • In some instances, your business may allow the use of personal smartphones or other devices. If you have approval from your manager to use a personally-owned device for the purpose of storing or accessing corporate e-mail and other data, your phone will be subject to the same security and data management practices as a company-owned device. This may include, but is not limited to, requiring you to use an inactivity password lockout and data encryption. The company will have the right to retrieve, erase or wipe company data from the device as permitted by applicable law. Additional guidance regarding the use of personal devices for work matters is available on our intranet. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

USING ASSETS AND INFORMATION PROPERLY  PROPER USE OF COMPUTER AND COMMUNICATION SYSTEMS USE OUR COMPUTER SYSTEMS AND VARIOUS FORMS OF COMMUNICATION PROPERLY AND APPROPRIATELY  • Use care when accessing and using social media sites such as Facebook, Twitter and LinkedIn that allow user-uploaded content. In some cases, this content can be malicious in nature so use good judgment when following links, accessing content and accepting friend or network requests. More information regarding the use of social media can be found in the Social Media Guidelines on our intranet. Privacy and Thomson Reuters information – Messages that you send and receive through Thomson Reuters information, communications and technology infrastructure, including, but not limited to e-mail, the internet and other forms of electronic and paper communications may be the property of Thomson Reuters. You should not assume or expect privacy when using information, communications and technology infrastructure owned or supplied by Thomson Reuters. Where permitted by applicable law, we reserve the right to monitor and record your use of information, communications, technology or infrastructure owned or supplied by Thomson Reuters. Q: Can I use the Thomson Reuters e-mail system to send personal messages to friends and family members? A: This is OK if the e-mails are limited and you’re primarily using our computer networks for business purposes. However, we recommend that you avoid sending messages that are highly personal from your work computer Q: Can I install P2P software like BitTorrent or Gnutella on my computer in order to share my music and movie files with my friends and work colleagues? A: Absolutely not. In addition to being illegal in many countries, intellectual property is of fundamental value to Thomson Reuters businesses and we must show the same respect for others’ intellectual property as we would expect for our own. Also, certain unapproved software or websites could compromise the security and integrity of Thomson Reuters network and applications Q: Can I use my personal phone (iPhone, Android, etc.) to access my company e-mail and intranet? A: This is OK if you understand and follow the guidelines established for personal phone use including obtaining manager approval where required. Find the guidelines that apply to your business on our intranet. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

USING ASSETS AND INFORMATION PROPERLY  CONFIDENTIAL INFORMATION  PROTECT THE CONFIDENTIALITY OF NONPUBLIC INFORMATION ABOUT THOMSON REUTERS As part of your job or position, you may learn or have access to nonpublic or inside information relating to Thomson Reuters businesses, operations or our customers. If information is not in the public domain, you should treat it as confidential. You should not share confidential information with anyone, including individuals within Thomson Reuters, unless there is a legitimate “need-to-know” and you are authorized to do so. Improper disclosure of confidential information could put us at a competitive disadvantage or could hurt or embarrass Thomson Reuters or other employees. Examples of confidential information – Confidential information includes some of our most valuable assets, such as the following examples: • Trade secrets; • Pricing policies and information; • Business or strategic operating plans and outlooks; • Nonpublic financial information about Thomson Reuters or our customers, business partners and suppliers; • New product, brand or marketing studies, developments, plans or forecasts; • Customer data, including contact details, specifications and preferences; • Contracts and agreements, including terms such as expiration dates, any exclusivity provisions and financial conditions; • Legal information, including data or information covered by legal privilege; • Competitive intelligence that you or our third party business partners or consultants make or compile on Thomson Reuters behalf (see the section of this Code on Fair Competition and Antitrust); • Data which Thomson Reuters has a legal or contractual obligation to protect (e.g., – credit card data, healthcare records or personally identifiable information); • Subscription lists; • Employee, client, business partner and supplier lists with or without associated contact information; • Software or computer programs; • Information about our IT systems and infrastructure; • Merger, acquisition or divestiture plans; • Human Resources information, including salary/compensation, personnel and/or payroll records and benefit information; • Personnel plans or major management changes; and • Internal communications such as webcasts, audio transmissions of conference calls, memoranda to staff and transcripts or minutes of company meetings. Safeguarding confidential information – To protect confidential information, you should follow the requirements of the Information Security Handbook, which can be found on our intranet. The Information Security Risk Management team provides training based on the Handbook which you should complete annually to ensure you are up to date on how to stay secure. For further information, visit the Information Security Risk Management site on our intranet. Your obligation to safeguard Thomson Reuters nonpublic information or other confidential information applies to you even after you leave Thomson Reuters for as long as the information remains confidential and is not generally available to the public. You should only disclose confidential information outside of Thomson Reuters after appropriate steps have been taken, such as obtaining written authorization to do so and signing a confidentiality agreement with the receiving party to prevent misuse of the information. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

USING ASSETS AND INFORMATION PROPERLY  CONFIDENTIAL INFORMATION  PROTECT THE CONFIDENTIALITY OF NONPUBLIC INFORMATION ABOUT THOMSON REUTERS Third Party information – We respect confidential information regarding other organizations or people, including our customers, business partners, and suppliers. If you learn of confidential information about another organization or person in the course of your job or as a result of your position, you should protect it the same way that you would confidential information about Thomson Reuters. If you are a member of our Editorial staff, you should follow the policies and requirements of the Journalism Handbook or seek guidance from your manager or a Thomson Reuters lawyer who supports your business. Misuse or improper disclosure of a third party’s confidential information by an employee can be harmful to Thomson Reuters and could be the basis for legal action against Thomson Reuters and/or the employee responsible for the disclosure.  Q: Does this policy restrict me from mentioning Thomson Reuters in a personal blog? A: It’s OK to mention Thomson Reuters in a personal blog. However, if you maintain a personal blog, it should not contain or discuss any confidential or nonpublic information about Thomson Reuters, our customers or other people or companies that we do business with. You should not cite or reference customers or business associates without their approval. If your blog mentions Thomson Reuters, it should be clear that any opinions that you express are your own, and not those of Thomson Reuters. Even then, you should be mindful of the Trust Principles in discussing Thomson Reuters or any of its competitors. More information regarding the use of social media can be found in the Social Media Guidelines on our intranet. Some Thomson Reuters businesses may have their own supplemental policies and guidelines on blogging. Q: How can I better protect confidential information? A: Some suggestions include: put sensitive documents in locked files or drawers; utilize the password protection on your computer if you leave your desk; periodically change your computer passwords; make sure that there are nondisclosure or confidentiality agreements in place before you share any confidential information with third parties; and use encryption for electronic files during storage and transmission. For further guidance, please review the Thomson Reuters Information Security Handbook or visit the Security Matters site on our intranet. Q: If I use a laptop, what can I do to help prevent the risk of data or information thefts? A: Some recommendations include: (1) don’t let your laptop out of sight in a public location; (2) don’t check your laptop with your baggage when traveling by air; (3) keep an eye out when going through airport security screening — thieves working in pairs are experienced at distracting people with laptops; (4) if you take a laptop with you, a nondescript bag will draw less attention than a traditional laptop bag; (5) if you need to put your laptop down, try to put it in front of you, and not behind you or to your side; (6) if you need to leave your laptop in your car, lock it in the trunk; (7) when traveling with highly sensitive information, consider using a removable hard drive and packing it separately; (8) lock up your laptop whenever possible; (9) routinely back up your laptop to the network; and (10) if you store highly sensitive personal information about Thomson Reuters employees or customers on your laptop, such as social security numbers or credit card numbers, you should make sure that this information is encrypted. If you lose or misplace a laptop, report it immediately to your local IT and/or security department. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

USING ASSETS AND INFORMATION PROPERLY  DATA PRIVACY COMPLY WITH CONFIDENTIALITY OBLIGATIONS AND DATA PROTECTION AND PRIVACY LAWS Many countries have data protection and privacy laws and regulations that affect the collection, use, retention and transfer of certain information about individuals. This is a rapidly changing area of law, and you should consult with a Thomson Reuters lawyer who supports your business if you have any questions regarding appropriate collection, use, retention or transfer of information about individuals, including our customers, business partners, suppliers, marketing contacts, employees, contractors, consultants and other individuals. The collection, use, retention and transfer of certain information about individuals raise legitimate concerns for clients, regulators and the individuals themselves. Thomson Reuters expects you to: • Comply with Thomson Reuters Privacy Guidelines on our intranet; • Collect, use, retain and transfer data and information about individuals in accordance with applicable data protection and privacy laws and regulations; • Respect individuals' rights in relation to their personal information; and • Comply with the Thomson Reuters Information Security Handbook on our intranet which provides instructions for protecting our information, communications and technology infrastructure resources from breach. Misuse or improper disclosure of confidential information and information about individuals could be the basis for civil or criminal penalties as well as public censure. If you are unsure whether specific legal requirements or Thomson Reuters policies or guidelines apply to you and your job, or how to apply them, consult with your manager or a Thomson Reuters lawyer and/or compliance contact who supports your business. Failure to comply with applicable data protection or privacy laws or regulations may have serious, adverse consequences for Thomson Reuters and you. Further information and the Thomson Reuters Privacy Guidelines can be found on the Privacy Office section of our intranet.  Q: You receive a request from a Thomson Reuters employee or customer asking to see all the information Thomson Reuters holds on them. What should you do? A: You should not automatically refuse the request as many privacy laws give individuals the right to access their personal data. Instead, you should refer the request immediately to a Thomson Reuters lawyer and/or compliance contact who supports your business. You should do this as soon as you receive the request, as there may be legally enforceable time limits within which Thomson Reuters must respond. Q: A customer tells you that they don’t want to receive any marketing about a particular product or indeed any marketing from Thomson Reuters at all. What should you do? A: Contact your business unit marketing team as soon as possible and advise them that the individual has opted out from marketing. Individuals have the right to opt out of marketing from Thomson Reuters at any time. These requests need to be given effect as soon as possible in the relevant e-mail marketing platform(s). If you are unsure who to contact, you can also refer the request to a Thomson Reuters lawyer who supports your business. Q: A customer has asked that we do not transfer personal data from Europe to the U.S. What should you do? A: There are many restrictions on cross border transfers in local data privacy laws, particularly on transfers of European personal data outside Europe and transfers from Latin America. However, we have mechanisms in place or which can be put in place that are designed to ensure that these transfers are safe and legal. You should consult the lawyer who supports your business so they and our privacy experts can help you resolve your client’s request. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

USING ASSETS AND INFORMATION PROPERLY  INTELLECTUAL PROPERTY PROTECT ALL INTELLECTUAL PROPERTY OWNED BY THOMSON REUTERS AND RESPECT THE RIGHTS OF OTHER COMPANIES Our brand identity and intellectual property are among our most valuable assets and are essential to maintaining our competitive advantages. These include the Thomson Reuters name, logo, copyrights, patents, trademarks, service marks, trade secrets, processes, innovations, content, software and moral rights. It is extremely important that we protect these assets and honor those of third parties. Intellectual property of Thomson Reuters • Thomson Reuters owns intellectual property that you create while you are a Thomson Reuters employee (provided it is related to Thomson Reuters business interests), or using Thomson Reuters resources. Publications, documentation, software, creative materials and other works of authorship are some of the types of materials that you may create in the course of your employment at Thomson Reuters, and these belong exclusively to the company. »  From time to time, you may also create, discover or develop methods, processes, systems or other patentable inventions while performing your Thomson Reuters job responsibilities or utilizing information or resources available to you in connection with your employment at Thomson Reuters or otherwise during your employment. Since we may want to protect some of your inventions with patents, it’s important that you promptly disclose them to Thomson Reuters. Inventions also include improvements, designs, ideas, technologies, programs and other works. »  To the extent permitted by law, you agree that all such intellectual property, whether or not patentable or protectable by copyright, trademark or trade secret, is owned by Thomson Reuters. If applicable law or regulation considers you the owner of the intellectual property, then you agree to transfer or assign ownership to Thomson Reuters. »  All moral rights that you may have under applicable law or regulations in or related to works and other matter, and all intellectual property that you create or make in the course of employment with Thomson Reuters, or which is related to Thomson Reuters business interests, are irrevocably waived by you in favor of Thomson Reuters. Where permitted by applicable law, intellectual property created for us by contractors or agents is the property of Thomson Reuters as a work-for-hire or, alternatively, by assignment. • You should report any unauthorized use of Thomson Reuters copyrights, patents, trademarks, service marks or other intellectual property to your manager or a Thomson Reuters lawyer who supports your business. • You should put copyright notices on all Thomson Reuters materials, information, products, services and other documents or products intended for public distribution or circulation. Intellectual property of third parties • You should get written permission to use a third party’s copyrights, patents, trademarks, service marks or other intellectual property. If you want or need to use intellectual property that belongs to someone else, we may need to obtain a license to use the property or purchase the outright ownership of the property. • You should neither make copies of, nor publish any copyright- protected materials until we have obtained written permission from the holder or determined that copying or publishing is legally permitted. • You should neither copy nor distribute a third party’s software or related documentation without ensuring that the licensing agreement permits copying or distribution and does not impair Thomson Reuters rights, as with open source software. • Some Thomson Reuters businesses have groups or departments that oversee our compliance in using rights held by third parties. If you are uncertain whom to contact, please consult with a Thomson Reuters lawyer who supports your business. Q: We came across some interesting information in a public database. Can we include it in one of our products without obtaining a permission or consent? A: The information might still be subject to intellectual property protection. You should consult with a Thomson Reuters lawyer who supports your business, as the answer will likely depend on the facts and circumstances. Q: What is a “moral right”? A: Moral rights are related to intellectual property and include the right of attribution and the right to the integrity of a work that is created. The waiver in this Code is designed to ensure that all intellectual property rights related to works created by you during your employment belong to Thomson Reuters. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

USING ASSETS AND INFORMATION PROPERLY SECURITIES LAWS AND INSIDER TRADING DON’T TRADE IN, OR ENCOURAGE ANOTHER PERSON TO TRADE IN, THOMSON REUTERS SECURITIES IF YOU POSSESS MATERIAL NONPUBLIC INFORMATION A number of our employees, officers and directors have access to nonpublic information about Thomson Reuters or other companies that is not known by people outside of Thomson Reuters. No employee, officer or director of Thomson Reuters or any of its businesses may trade in, or encourage another person to trade in, Thomson Reuters securities while in possession of material nonpublic information. Trading based on material nonpublic information is a violation of the law and can result in severe penalties. Material nonpublic information is also called inside information. Thomson Reuters securities include our publicly traded shares. Material information – Whether information is material depends on the facts and circumstances. “Material” information is any information relating to the business and affairs of Thomson Reuters that would, if generally available, reasonably be expected to: • Result in a significant change in, or a significant effect on, the market price or value of any Thomson Reuters securities; or • Have a significant influence on a reasonable investor’s investment decisions. Nonpublic information – “Nonpublic” information is information that is not generally known or available to the investing public through a press release, website posting, securities filing, distribution to shareholders, widely reported media coverage or other official public Thomson Reuters communications. Rumors, posts in blogs or other types of social media or “talk on the street,” even if accurate, are not considered “public” disclosure by our company. It doesn’t matter how you learned about material nonpublic information – if you’re aware of it, you have a duty to avoid profiting from it, or avoiding a loss because of it, and a duty not to disclose it to others. Common examples – The most common example of “material nonpublic information” about Thomson Reuters is information about our earnings or financial performance or expected future financial outlook that has not yet been publicly disclosed. Material nonpublic information can be either positive or negative. Other examples of material nonpublic information may include: • A significant change in our business operations, projections or strategic plans; • A potential merger, acquisition or restructuring; • A potential sale of significant assets, businesses or subsidiaries; • The gain or loss of a major supplier, customer or contract; • The introduction or launch of a new significant product or service, or upcoming significant product or service developments; • A significant pricing change in our products or services; • A declaration of a stock split, a public or private securities offering by our company or a change in our dividend policy or amounts; • A change in senior management or our Board of Directors; • Major changes in accounting methods or policies; or • An actual or threatened significant lawsuit or material government/regulatory investigation. Either positive or negative information may be material. If you are not sure whether information is material or nonpublic (or whether information is still material or nonpublic), consult with a Thomson Reuters lawyer who supports your business for guidance before engaging in any transaction in Thomson Reuters securities. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

USING ASSETS AND INFORMATION PROPERLY SECURITIES LAWS AND INSIDER TRADING DON’T TRADE IN, OR ENCOURAGE ANOTHER PERSON TO TRADE IN, THOMSON REUTERS SECURITIES IF YOU POSSESS MATERIAL NONPUBLIC INFORMATION  Don’t tip information to others – You are also prohibited from disclosing material nonpublic information about Thomson Reuters to other persons, such as relatives or friends, who may trade on the basis of the information or disclose the information to others. Trades made on the basis of these “tips” are also prohibited by securities laws and may subject you to civil or criminal penalties, even if you did not trade or gain a benefit from another’s trading. In addition, you should not trade in puts and calls relating to Thomson Reuters securities as these are, in effect, a bet on the short-term movement of those securities and may create an appearance that you are trading based on material nonpublic information. If you have material information about a customer, supplier or other company with which Thomson Reuters does business or is negotiating a significant transaction or agreement that is not known to the investing public, you should not buy or sell securities of that company until the information has become public or is no longer material. In addition to the restrictions discussed in this section, Thomson Reuters has designated certain persons as “Thomson Reuters Insiders” because of their position in Thomson Reuters or their actual or potential access to material financial information. “Thomson Reuters Insiders” are subject to additional restrictions on their ability to buy, sell or trade Thomson Reuters securities. The Thomson Reuters General Counsel will notify you if you are a “Thomson Reuters Insider.” For more information on insider trading, you should consult the full text of our insider trading policy on our intranet. Q: Through a friend that works there, I’ve recently learned information about one of our customers, whose stock is publicly traded. For example, I found out that the customer’s revenues for last year are much higher than what the public is expecting to be announced. Can I buy some of their stock at this time? A: No. Using material nonpublic information to buy or sell securities is a violation of this Code and insider trading laws or regulations. If you commit insider trading, you could lose your job and possibly face fines and/or jail time. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

USING ASSETS AND INFORMATION PROPERLY  MEDIA AND PUBLIC INQUIRIES DON’T SPEAK ON BEHALF OF THOMSON REUTERS UNLESS YOU ARE AUTHORIZED TO DO SO  In order to state our positions and views in a consistent manner, we have professionals at Thomson Reuters who are trained and qualified to release information to the public. When members of the media, shareholders, financial analysts or government authorities contact Thomson Reuters to request information, the response can have far-reaching implications, including effects on the Thomson Reuters stock price and Thomson Reuters ability to compete. When we provide information on our products, operational strategies or financial results, we must ensure both that the information is accurate and that Thomson Reuters is ready to “go public” with that information. In addition, we must comply with the requirements of securities regulatory authorities and stock exchanges about how and when we disclose information. For these reasons, it is critical that only authorized persons speak on behalf of Thomson Reuters. External requests for information – If you receive a request for information from outside Thomson Reuters (even if it seems like a simple request or innocent question), you must forward it to the appropriate department if you are not authorized to speak on behalf of Thomson Reuters. Public speaking and publications – Before publishing, making a speech or giving an interview in your capacity as a Thomson Reuters employee or executive - or if a publication, speech or interview might in any way be connected to your position at Thomson Reuters - you should obtain approval from your Public Relations or Communications department. Inquiry from:  Refer to: Financial community or shareholders  Investor Relations (IR) News or media  Public Relations (PR) Regulatory and governmental agencies Legal department Elected officials  Public Relations (PR) Persons seeking employment information Human Resources (HR) Customers Customer or sales representative Vendors or other partners  Public Relations (PR) Q: What should I do if I get a call from the media asking me for information about a proposed acquisition, new product launch or other development that Thomson Reuters announced through a press release? Is it OK for me to comment since the news is public? A: You should refer the call to your Media/Public Relations department (even if the information is public) unless you are authorized to speak on behalf of Thomson Reuters. Even if Thomson Reuters has made a public announcement about a development or transaction, you should not comment. Q: A vendor has offered me a substantial discount on a new contract in return for publicizing their relationship with Thomson Reuters. Can I agree to this? A: No. We do not allow vendors and other third parties to use their relationship with the company for their own marketing purposes. Rare exceptions may be made, but only with explicit approval of your Media/Public Relations department and never in return for a discount. Q: Can I comment or respond to comments about Thomson Reuters or any of our businesses in a blog, online chat room or bulletin board? A: You should not post any information about our products, stock performance, operational strategies, financial results, customers or competitors, even in response to a false statement or question. Refer these matters to your Communications department so we can appropriately investigate or address the issue. For further information, see the Social Media Guidelines within the Social Media Community on our intranet. Q. I have received a request for information from a government investigator who is seeking information in support of a criminal prosecution. Should I respond? A. Inquiries from government agencies or investigators should be directed immediately to the lawyer that supports your business before any response (or even an acknowledgment) is provided.  Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and hics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

PROMOTING RESPECT, SAFETY AND SECURITY IN THE WORKPLACE EQUAL EMPLOYMENT OPPORTUNITIES WE PROVIDE A WORKPLACE THAT OFFERS EQUAL EMPLOYMENT OPPORTUNITIES At Thomson Reuters, we foster an inclusive workplace where all employees are valued and have the opportunity to reach their full potential. We embrace diversity of thought, style, experience and culture to drive innovation and deliver competitive advantage. We are committed to providing equal employment opportunities for all persons regardless of: • Race; • Color; • Religion; • Sex/gender, including pregnancy; • Gender identity and expression; • Age; • Marital status; • Sexual orientation; • National origin; • Citizenship status; • Disability; • Veteran status; or • Any other classification protected by applicable federal, state, provincial or local laws or regulations. Our management is dedicated to ensuring the fulfillment of this policy with respect to hiring, discharge, compensation, promotion, classification, training, apprenticeship, referral for employment, or other terms, conditions and privileges of employment. We comply with applicable laws and regulations governing nondiscrimination in every location in which we have facilities. Reasonable accommodation – Thomson Reuters is committed to reasonably accommodating qualified individuals with disabilities in order to provide employment opportunities for them. Thomson Reuters is also committed to reasonably accommodating employees’ sincerely held religious practices. For purposes of this policy, a “reasonable accommodation” is a modification or adjustment to a job, the work environment, or the way things usually are done that does not pose an undue hardship to Thomson Reuters. If you believe you have a disability that may require an accommodation to perform the essential functions of your position or need a religious accommodation, you should contact your Human Resources department or manager to request an accommodation. Thomson Reuters will work with you to identify any reasonable accommodations. Q: I am planning to promote one of two employees. One is a man, and the other is a woman who has been talking in the office from time to time about her plans to eventually start a family. Can I promote the man if I think the woman is likely to have children soon and might leave Thomson Reuters? A: No, this would be a violation of our policy. In certain jurisdictions, for example, a promotion based on these facts would also violate applicable laws and regulations. Q: I am interviewing two candidates and one has a visual impairment that may require special software. How should I handle this? A: Thomson Reuters is committed to creating an inclusive environment for all individuals, including those with disabilities and has policies and processes in place to provide reasonable accommodations. Assuming both candidates are qualified for the role, you should speak with your Human Resource representative to discuss whether the specialized software is a reasonable accommodation under the circumstances and Human Resource can follow up with the individual to request additional information as needed. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

PROMOTING RESPECT, SAFETY AND SECURITY IN THE WORKPLACE DISCRIMINATION AND HARASSMENT YOU’RE EXPECTED TO CREATE A WORK ENVIRONMENT THAT’S FREE OF ISCRIMINATION, HARASSMENT AND INAPPROPRIATE CONDUCT; REPORT CONCERNS ABOUT ISCRIMINATION AND HARASSMENT Zero tolerance policy – Thomson Reuters is committed to ensuring that its employees work in a safe and respectful environment where high value is put on equality, fairness, respect, courtesy and dignity. Thomson Reuters has zero tolerance for unlawful discrimination or harassment, whether committed by an employee, supervisor, customer, vendor, supplier, consultant, visitor or any other person on Thomson Reuters premises or conducting Thomson Reuters business, regardless of location. Zero tolerance means that Thomson Reuters will take prompt and appropriate action if a violation of this policy occurs, which may result in disciplinary action, up to, and including, termination. Any form of discrimination or harassment on the basis of race, color, religion, age, sex/gender (including pregnancy), marital status, sexual orientation, gender identity or expression, national origin, citizenship status, disability, veteran status or any other classification protected by applicable laws or regulations is a violation of this policy and will be treated as a disciplinary matter. Further, in order to provide a respectful and professional workplace, conduct that does not violate the law or regulations, but that is inappropriate in the workplace, is also prohibited. Harassment – While it’s not easy to define harassment, it includes verbal, visual or physical conduct that: • Has the purpose or effect of creating an intimidating, hostile or offensive work environment or unreasonably interfering with an individual’s work performance; or • Otherwise adversely affects an individual’s employment opportunities. Examples of conduct that may be regarded as harassment include: • Using slurs, disparaging remarks, off-color jokes, insults, vulgar language, epithets and teasing; • Displaying offensive posters, symbols, cartoons, drawings, computer displays or e-mails; or • Threatening another person, or blocking someone’s way. Sexual harassment includes conduct of a sexual nature where: • Submission to the conduct is made an explicit or implicit term or condition of employment; • Submission to, or rejection of advances is used as the basis of employment or promotion decisions; or • The purpose or effect of the conduct creates an intimidating, hostile or offensive work environment or unreasonably interferes with an individual’s work performance. Sexual harassment can include all of the examples of harass- ment described above. Other examples of conduct that may be regarded as sexual harassment include: • Unwelcome propositions, demands or advances of a sexual nature; • Unwelcome physical contact, such as hugging, kissing, grabbing, pinching, patting or brushing against another person; • Inappropriate remarks about a person’s body or appearance, sexual gestures or comments, or unwanted verbal or physical flirtation; or • Vulgar or obscene gestures, language or comments. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

PROMOTING RESPECT, SAFETY AND SECURITY IN THE WORKPLACE DISCRIMINATION AND HARASSMENT YOU’RE EXPECTED TO CREATE A WORK ENVIRONMENT THAT’S FREE OF DISCRIMINATION, HARASSMENT AND INAPPROPRIATE CONDUCT; REPORT CONCERNS ABOUT DISCRIMINATION AND HARASSMENT Prevention and reporting – As a general guide, you should not allow an inappropriate situation to continue by not reporting it, regardless of who is creating the situation. If you believe that you have been subjected to discrimination or harassment, you should report your concerns to your manager or Human Resources representative and cooperate in any investigation that is conducted. Alternatively, if you are uncomfortable speaking with your manager or Human Resources, or require an anonymous or confidential outlet, you can also contact the Thomson Reuters Hotline. In certain countries, callers to the Hotline will be advised that it cannot be used anonymously to report discrimination/ harassment due to privacy and legal restrictions. Additional information on Hotline procedures and exceptions can be found on the Hotline page on our intranet. Every supervisor or manager, who learns of an employee’s concern about harassment or discrimination, whether in a formal complaint or informally, must immediately report the related issues to their Human Resources representative. Investigation process – Every report of discrimination or harassment will be promptly and thoroughly investigated. We will attempt to keep the investigation confidential to the extent possible. During the investigation, we will generally interview the complainant and the individual(s) about whom he/ she complained and we will conduct additional interviews as necessary. No retaliation – We prohibit any form of retaliation against individuals who make good faith reports of alleged harassment or discrimination or otherwise cooperate in the investigation of such reports. However, we reserve the right to discipline you if you make an accusation without a reasonable good faith belief in the truth or accuracy of the information or if you knowingly provide false information or make false accusations. If you believe that you have been retaliated against, you should use the reporting procedures outlined in this Code. In accordance with this Code, we will take appropriate disciplinary action for any such retaliation, up to and including termination. Q: I usually meet one of our suppliers every few months to discuss our upcoming requirements. One salesperson in particular regularly jokes around a lot and often tells me how sexy he thinks that I look. I don’t find this welcome. Can I do anything about this? A: Thomson Reuters prohibits harassment and discrimination by our employees, as well as by individuals with whom we have a business relationship. If you find the conduct of a supplier’s salesperson offensive, you should tell the salesperson that you feel this way, if you are comfortable doing so. If you do not feel comfortable doing this, or if he fails to listen to you, you should tell your manager or Human Resources representative of your concerns so we can take steps to address your concerns. Q: Does this policy on discrimination and harassment apply all over the world? A: Yes. Thomson Reuters believes that its employees throughout the world should have a safe and respectful work environment. These standards apply even where the law or regulations do not directly address the conduct. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

PROMOTING RESPECT, SAFETY AND SECURITY IN THE WORKPLACE HEALTH AND SAFETY, SECURITY AND ENVIRONMENT WE ARE COMMITTED TO ENSURING THE HEALTH AND SAFETY OF OUR EMPLOYEES Thomson Reuters endeavors to provide a healthy and safe work environment for its employees as well as be a good corporate citizen in the communities where we do business. In this regard, you must: • Conduct our operations in a manner that complies with the letter and spirit of applicable occupational health and safety laws, regulations and the public policies they represent to protect the health and safety of our employees, customers, contractors and visitors; • Conduct our operations in a manner that complies with environmental laws and regulations, and which minimizes any adverse effect on the environment; • Follow policies, guidelines and management systems to ensure people’s safety, pollution prevention, resource efficiency and responsible sourcing, in alignment with our Corporate Responsibility Policy on our intranet; • Follow work instructions or procedures directed by occupational health and safety laws, regulations and risk management best practices; • Take any mandatory or on-the-job training which helps in the safe delivery of job responsibilities and the safe, responsible use of the company’s materials and equipment; • Understand the hazards and safe practices of any hazardous &/or regulated materials before purchase or use (where applicable); • Ensure any contractors, vendors, or colleagues working with you operate in a manner consistent with these provisions; • Ensure company records reflect your current emergency contact information; and • Be vigilant in the workplace, raising any safety or security concerns you have to your manager or Human Resources representative. Workplace violence and hostility Thomson Reuters has zero tolerance for acts or threats of violence, intimidation and hostility towards another employee, a customer or a member of the public. To the extent permitted by law, this prohibition extends to activities outside of work which adversely affect the reputation or business interests of Thomson Reuters or the safety of its workers. No person may possess a weapon of any kind or other dangerous or hazardous device or substance in Thomson Reuters leased or owned facilities, at Thomson Reuters-sponsored functions or otherwise on company business unless legally authorized to do so and only with the prior written approval of the Global/ Regional Head of Security. Prohibited conduct examples – The following is a non-exclusive list of prohibited behaviors: • Engaging in behavior that injures another person, or is designed to or is likely to injure another person; • Making or sending harassing or threatening statements verbally and/or in writing, directly or through a third party; • Engaging in aggressive, threatening or hostile behavior (including bullying); • Engaging in behavior that damages employer property or the property of another or is designed to or is likely to damage such property; • Engaging in stalking or unauthorized surveillance of another person; and • Committing or threatening to commit violent acts. These behaviors are prohibited whether made in person or through telephone calls, e-mails, text messages, letters or through any form of electronic or other communication. If you feel that you or another person is being threatened or subjected to violence, or if you encounter suspicious activity, you must make this known immediately to any of the following: • Your manager or supervisor; • Human Resources representative; and • Thomson Reuters Global Security Department. In the event of a life-threatening emergency, immediately call local police or an ambulance and then line-management. (Security Operations Center: +1 646-223-8911/8912 or EMEA/ APAC Regional Security Center: +44 (207) 542 5660/532).Domestic and personal issues that may apply to or affect the workplace (i.e., orders of protection, restraining orders) should be reported to the employee’s Human Resources representative and Global Security. The Workplace Violence Prevention Policy can be found on the Thomson Reuters intranet. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

PROMOTING RESPECT, SAFETY AND SECURITY IN THE WORKPLACE DRUGS AND ALCOHOL DON’T USE ILLEGAL DRUGS, MISUSE ALCOHOL OR ABUSE PRESCRIPTION DRUGS WHILE CONDUCTING THOMSON REUTERS BUSINESS Alcohol and drugs can impair your ability to work effectively and can endanger you and those around you. Thomson Reuters prohibits the possession, use, purchase, sale, attempted sale, distribution or manufacturing of illegal drugs in the workplace, including non-prescription controlled substances, as well as the abuse/misuse of alcohol and illegal and prescription drugs, while conducting Thomson Reuters business on or off our premises. You should not report for work impaired by alcohol. Unless specifically authorized by Thomson Reuters, you may not possess or use alcohol while on Thomson Reuters premises. If you are at a Thomson Reuters-sponsored or customer-sponsored function, use good judgment when consuming alcohol. If you have any doubt about your ability to drive, you shouldn’t. Instead, you should make other arrangements such as calling a taxi or car service or asking a colleague for a ride. Employees who violate this policy will be subject to disciplinary action, up to and including termination. As involvement with certain drugs is illegal, violations of this policy could also subject you to arrest and prosecution by law enforcement agencies. Where allowable by law, Thomson Reuters reserves the right to take appropriate steps to investigate compliance, including but not limited to drug and/or alcohol testing by qualified medical professionals and searches in the workplace. Q: Is there somewhere I can go for help or counseling related to alcohol or drugs? A: If you are experiencing a difficult personal problem, such as alcoholism or drug abuse (or even something unrelated - such as marital or family distress), we encourage you to use the Employee Assistance Program or LifeWorks. Any information that you may share with them is confidential. If you are located in a country that does not have an Employee Assistance Program or LifeWorks, you should feel free to contact your Human Resources representative for information about similar services that may be available in your location. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

WORKING WITH CUSTOMERS AND OTHER THIRD PARTIES FAIR COMPETITION, ANTITRUST AND COMPETITIVE INTELLIGENCE USE CAUTION TO AVOID VIOLATING ANTITRUST AND COMPETITION LAWS; COMPETE AND DEAL FAIRLY WITH OTHERS AND GATHER COMPETITIVE INTELLIGENCE LEGITIMATELY We believe in fair and open competition, and our success depends in part on our ability to offer competitively priced quality products and services. While we compete vigorously, we comply with applicable antitrust and competition laws and regulations wherever we do business. Interacting with competitors – Antitrust or competition laws and regulations are extremely complex and cover a broad range of conduct that may be declared illegal. Many antitrust or competition laws and regulations prohibit making agreements with competitors or customers to limit or restrict competition, or sharing information with competitors or customers that would limit or restrict competition. This means that we must not discuss, agree with or recommend to competitors to: • Fix prices; • Share information about pricing, profit margins, costs, sale terms, credit terms, customers, promotions, discounts, marketing or strategic plans or other competitively sensitive information; • Divide up sales opportunities or territories; • Not solicit each other’s customers; • Not sell a particular product or service;• Not sell products or services to, or solicit certain customers; • Rig a competitive bidding process; or • Boycott a particular supplier or vendor. If a competitor wants to discuss a subject that you think might cause antitrust concerns, you should tell him or her that you can’t talk about the topic. If the discussion continues, you should bring it to a close. If you attend a conference, trade show, association event or meeting and have informal contact with a competitor, it is always a good idea to limit informal contact to the extent possible and keep a written summary of any discussions that may have taken place. The standards for conspiracy to violate antitrust laws and regulations are extremely broad and an unlawful agreement can be found where competitors never met or exchanged words, but did something like share competitive information (even just receiving such information, i.e., a one- way flow of information could qualify). Antitrust violations do not have to be proven by written agreements and violations can be inferred from an individual’s or organization’s actions. It’s a good idea to use extreme care when talking with competitors or potential competitors. Seek legal guidance for certain types of agreements and practices – To conduct our business, we need to negotiate agreements with our customers, suppliers and distributors. However, these agreements can sometimes raise antitrust issues. In particular, you should seek legal advice from a Thomson Reuters lawyer who supports your business before: • Using customer pricing or licensing terms in order to drive out or unduly hinder competition (e.g., change of pricing or deep discounting); • Selling any products or services below cost; • Conditioning the sale of a product, service or discount upon a customer taking other products; • Entering into an exclusive dealing agreement, a ‘lock-in’ agreement or an agreement with non-compete or reciprocity provisions; • Treating customers, suppliers or distributors inequitably (e.g., inequitable pricing and/or access to products or services) where such inequity might have an adverse effect on competition; • Agreeing with a third party that we will resell its products or services at a certain price; or • Restricting a distributor in terms of who it can sell to, or at what price. Because antitrust or competition laws and regulations are so complex, are subject to many exceptions and qualifications and vary significantly from country to country, you should consult with a Thomson Reuters lawyer who supports your business in advance of any planned actions that might be considered anti- competitive. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

WORKING WITH CUSTOMERS AND OTHER THIRD PARTIES FAIR COMPETITION, ANTITRUST AND COMPETITIVE INTELLIGENCE USE CAUTION TO AVOID VIOLATING ANTITRUST AND COMPETITION LAWS; COMPETE AND DEAL FAIRLY WITH OTHERS AND GATHER COMPETITIVE INTELLIGENCE LEGITIMATELY Marketing our products and services – We also deal fairly with our customers, suppliers, competitors and security holders. While comparative marketing and advertising are generally acceptable, you should not unfairly disparage or criticize competitors’ products or services. While we strive to exceed customers’ expectations, we will only make honest and factual claims about the availability, suitability, quality and performance capabilities of our products, services and businesses. Gather competitive intelligence legitimately – To continue to be successful, Thomson Reuters must understand its competitors. Therefore, legitimate intelligence gathering (which is conducted in accordance with our Competitive Intelligence Guidelines) is an important part of doing business. However, you shouldn’t obtain information about our competitors through unlawful or unethical practices. If you receive or are offered data or information about a competitor under questionable circumstances, you shouldn’t distribute it. Either you or your manager should consult with a Thomson Reuters lawyer who supports your business. You should not misrepresent your identity or the business that you work for in order to gain access to a competitor’s product or service. You should not breach contractual terms or third parties’ intellectual property rights, or entice a customer or other third party to do so in order to obtain competitive intelligence. Prior to seeking or using any competitive intelligence, understand our Competitive Intelligence Guidelines (available on our intranet). If you have any questions about the application of these guidelines, contact a Thomson Reuters lawyer that supports your business. Q: I’m planning to attend an industry conference and anticipate that I will meet my “equivalent” at a principal competitor. I’ve heard through the grapevine that we are both planning to bid on a new service contract for another corporation. Can I speak to him? A: Maybe, although not about that bid or any competitively sensitive information like pricing. You should first speak to a Thomson Reuters lawyer who supports your business before you initiate any conversations with a competitor that may pertain to things like pricing and costs. Evenan informal discussion at a conference (including a one way flow of information from one competitor to another, where the other acts upon that information) can be a potential antitrust or competition law or regulation violation.Q: I have a personal access ID for a third party service from my last employer and it still works. Can I let my colleagues use it? A: Not only should you not be sharing your ID or password with third parties but you also can not use any services or confidential information from your past employment for Thomson Reuters purposes. Use of any third party services requires proper licensing and you must comply at all times with the applicable third party’s contractual and intellectual property rights. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

GIVING OR RECEIVING PAYMENTS, BENEFITS OR GIFTS USE YOUR BEST JUDGMENT IN GIVING AND RECEIVING GIFTS; DON’T DIRECTLY OR INDIRECTLY MAKE UNAUTHORIZED PAYMENTS TO COMPANY OR GOVERNMENT REPRESENTATIVES We give and receive gifts, meals, services and entertainment, subject to specific guidelines. We base our decisions to purchase products and services from vendors, suppliers, consultants and others on criteria such as quality, price and reliability and we expect that our customers will buy our products and services on the same basis. Giving or receiving gifts and entertainment can potentially affect objectivity and judgment and may breach bribery and corruption laws and regulations in extreme cases. Acceptable gifts, meals, services and entertainment – Gifts, meals, services and entertainment are acceptable and comply with this Code if they: • Are relatively infrequent and not excessive in value for someone of your position; • Comply with applicable laws and regulations and are consistent with customary business practices or courtesies; • Will not place the recipient under any obligation to the person who gave the gift; • Do not include cash; • Would not embarrass Thomson Reuters, the person receiving the gift or the person giving the gift, if publicly disclosed; and • Are never given to, or received from, any government official unless you’ve received prior approval from a Thomson Reuters lawyer who supports your business. Be mindful that some of Thomson Reuters customers work for public institutions and universities and may be considered government employees. Because it’s not possible to define “not excessive” in a way that covers all possible cases, we rely on your good faith judgment in these situations. If you have any doubts, you should consult with your manager, your Human Resources representative or a Thomson Reuters lawyer who supports your business. In all cases, you should keep in mind that our customers often have their own policies and guidelines and you should not offer gifts, meals, services or entertainment which you know or suspect would violate those policies or guidelines. Please also remember that some of our businesses have more restrictive gift policies and you should comply with the most restrictive policy applicable to you. Examples of gifts – The following are some examples of gifts that you usually can accept or give: • Promotional items with a company or brand logo; • Prizes randomly received in raffles or contests at industry conferences; • Tickets to a local sporting or cultural event; • Meals and entertainment of reasonable value when business is being conducted; • Modest expressions of gratitude or gifts acknowledging personal events, such as weddings and births; and • Small gifts of nominal value customarily given on certain holidays. Gift considerations – Asking yourself the following questions may help you in deciding whether to accept or give a gift: • What’s the intention behind the gift? • Would you feel uncomfortable or embarrassed if your co- workers in a similar position or job level found out about the gift? • Is the gift being presented to you or given by you at the office, or away from the workplace so others won’t know about it? • If you’re giving a gift, does the person to whom you’re planning to give the gift have a policy that would prohibit it? When in doubt, check. • Does it seem right? If not, don’t take it, don’t give it, or ask for guidance in advance. In some countries, returning or refusing a gift would be offensive. If this occurs, you should accept the gift on behalf of Thomson Reuters and consult with an appropriate manager about how the gift should be treated. If you would like to give or receive any gift, meals, services or entertainment that do not meet the guidelines discussed above, or if you have any questions, you should consult in advance with a Thomson Reuters lawyer who supports your business. For more information, see the Anti-Bribery & Corruption Policy and the Guidelines on Providing Gifts, Travel & Entertainment on our intranet. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

WORKING WITH CUSTOMERS AND OTHER THIRD PARTIES GIVING OR RECEIVING PAYMENTS, BENEFITS OR GIFTS  USE YOUR BEST JUDGMENT IN GIVING AND RECEIVING GIFTS; DON’T DIRECTLY OR INDIRECTLY MAKE UNAUTHORIZED PAYMENTS TO COMPANY OR GOVERNMENT REPRESENTATIVES Bribes and improper payments and gifts – Our policies, as well as the laws and regulations of most countries where we do business, forbid you from making or participating in making any payments designed to cause or improperly influence the decisions of an individual, a company or a governmental official to act in a way that gives Thomson Reuters or you an improper advantage. Similarly, you cannot solicit, encourage or actually receive any bribe or other payment, contribution, gift or favor that could influence your or another’s decision. While what’s viewed as a bribe in one country may be acceptable in another, you’re expected to comply with this Code. Bribes and other improper payments and gifts can take many forms, including, but not limited to:  • Direct cash payments;  • Kickbacks;  • Unexplained rebates or discounts;  • Invoices for some disguised expense or;  • Excessive goods and services for personal use. Facilitation payments – “Facilitation payments” (small payments made to government officials or affiliated persons to secure routine actions such as processing visas or other government papers, obtaining non-discretionary permits, providing phone or power service, and similar activities) are permitted under some laws or regulations. Many countries, however, do not have such an exception in their anti-corruption laws or regulations. Thomson Reuters prohibits facilitation payments by its employees and representatives. If you are faced with a request for such a payment, you should refuse.  If you believe that it is necessary to make the payment in order to achieve legitimate Thomson Reuters business goals, and you are unsure if the payment is permitted under applicable laws or regulations or this Code, contact a Thomson Reuters lawyer who supports your business. Making such a payment without doing so is a violation of Thomson Reuters policy and could subject you to disciplinary action up to, and including, termination.  For more information, see the Anti-Bribery & Corruption Policy and the Guidelines on Providing Gifts, Travel & Entertainment on our intranet.       Q: A supplier has invited me out for golf and then to dinner and drinks at a restaurant. Can I accept his offer? A: Yes, if the invitation is a common business courtesy, is not excessive and is intended to improve or strengthen the relationship. Q: Do all government agencies have the same rules and regulations regarding gifts? A: No. Rules and regulations differ among federal, state and provincial government agencies in different countries. Consult with a Thomson Reuters lawyer who supports your business if you have any questions Q: We have hired a local agent to assist us in securing a government contract. We would not make an improper payment to the government employees handling the transaction, but we don’t know what our agent might do. Could the agent’s actions get Thomson Reuters in trouble? A: Yes. If we pay an individual or company who in turn provides some or all of that payment to a government official, Thomson Reuters could be liable. When working with certain types of agents and other intermediaries, it is important to conduct due diligence on their background and to secure contractual representations from them that no improper payments will be made on behalf of Thomson Reuters. You should consult with a Thomson Reuters lawyer who supports your business when working with agents and other intermediaries. Q: While crossing the border into a foreign country for an important project, the customs official says that my laptop must be examined for security reasons. I’m advised that the process will take four days, unless I pay a $100 cash “expediting fee.” Can I pay this? A: No. While this could possibly qualify as a facilitation payment, and therefore be legal under some laws or regulations, it is against Thomson Reuters policy to make such a payment. When in doubt, seek express approval from a Thomson Reuters lawyer who supports your business. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

WORKING WITH CUSTOMERS AND OTHER THIRD PARTIES CONTRACTUAL AUTHORIZATION AND PROCESS  DON’T SIGN A CONTRACT OR AGREEMENT ON BEHALF OF THOMSON Thomson Reuters contracts and agreements govern our business relationships. Because the laws and regulations governing contracts and agreements are numerous and complicated, policies and procedures are in place to ensure that any contract or agreement entered into by and on behalf of Thomson Reuters has the appropriate level of review and approval.  As a result, if you enter into contracts or agreements on Thomson Reuters behalf, you should have proper authorization, including legal review where required by policy, prior to the execution of any contract or agreement. The Sourcing department should be consulted for third party vendor and supplier contracts and agreements.  You may not enter into unauthorized “side letters” with customers, suppliers or vendors. These are undisclosed and unapproved letters, e-mails, faxes or verbal assurances that deviate from standard contract terms and conditions. Unauthorized side letters may bind Thomson Reuters to do something that it is unable to do, and may expose Thomson Reuters to unwanted liability. While it’s not possible to describe every type of unauthorized and undisclosed side letter, some examples include communications that contain:  • “Early outs,” or the ability for a customer to terminate the contract before it expires;  • Guarantees or contingencies that the customer will achieve certain performance measures or milestones;  • Any statement that contradicts terms in the contract, notably payment terms; • Commitments for products or services that Thomson Reuters is unable or unwilling to provide or perform; or • Offers of free or discounted products or services. Where applicable to your job and particular commercial transactions, it is your responsibility to ensure formal contractual agreement between Thomson Reuters and the customer. It is also your responsibility to ensure complete and accurate documentation of the contract, any related orders, and customer status (e.g., new versus existing), in applications used to process customer accounts and transactions. Your specific business will likely have more detailed requirements and instructions on contracts recordings and processing requirements beyond what is described here.  Government Contracting - Thomson Reuters has a long tradition of providing products and services to governments. When Thomson Reuters works with governments, it is vitally important that our employees follow the rules that govern public procurement. Those rules vary across our many businesses and government markets, but they all require a common commitment to integrity. When dealing with governments, be sure to consult with the Thomson Reuters lawyer who supports your business and comply with applicable laws, policies and standards. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)           Q: I’ve been looking over a new customer contract and I’m not certain if I have authority to sign and I also don’t understand some of the provisions. Who should I contact? A: For customer-related contracts, you should contact your controller (or controller-type officer) or contracts department/ administrator to determine if you can sign, or contact a Thomson Reuters lawyer who supports your business for advice and help in interpreting the contract or provision in question. For supplier or vendor- related contracts, you should contact the

WORKING WITH CUSTOMERS AND OTHER THIRD PARTIES POLITICAL AND CHARITABLE CONDUCT AND CONTRIBUTIONS POLITICAL CONTRIBUTIONS MADE ON BEHALF OF THOMSON REUTERS ARE NOT PERMITTED. CHARITABLE CONTRIBUTIONS MADE ON BEHALF OF THOMSON REUTERS REQUIRE APPROVAL Political conduct and contributions – We strongly support and respect your personal right to participate in political activities. However, no one at Thomson Reuters may require you to contribute to, support or oppose any political group or candidate. Thomson Reuters does not give support – directly or indirectly – to any political party, candidate, group or religion nor does it take sides in national or international conflicts or disputes. In keeping with this policy, you must not identify the name of Thomson Reuters (or any of our businesses) with any political party or group or any one side in such conflicts or disputes. You should also be aware that: • Employees are not reimbursed for personal political contributions, and compensation will not be increased or otherwise adjusted to reflect political contributions made. • In some states and countries, laws and regulations may restrict or limit political contributions by employees or their family members, particularly if a Thomson Reuters business unit conducts business with a governmental entity. • If you publicly express political views, you should make it clear that they are individual, personal views and not those of Thomson Reuters. • You must notify a Thomson Reuters lawyer who supports your business if you plan to campaign for, or serve in, public office, and avoid conflicts of interest by excusing yourself from any political matters involving Thomson Reuters if you do so. We may discuss various issues and topics with government officials regarding the possible impact to us of proposed laws, rules or regulations. If you’re in doubt as to whether a particular action might compromise our impartiality, you should consult with the Thomson Reuters lawyer who supports your business. Charitable conduct and contributions – We encourage employees to contribute personal time and resources to charities and non-profit organizations. However, if you are affiliated with a charity or nonprofit organization that seeks to do business with, or receive donations, assets or services from Thomson Reuters, you should disclose this to your manager and obtain the appropriate approval from your business. In-kind donations, such as equipment, should be approved by your Tax and Finance departments. Any donations of technology equipment should be approved by your IT department and, in some cases, the Environmental Health and Safety Group to ensure possible dispensation. Check our intranet for the proper local contacts. 30Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)   Q: Can I volunteer some of my time for a local charity? A: Yes, all regular employees are encouraged to use their allotted 16 hours per year for Volunteer Time Off during work hours. Further guidance can be found in our volunteering policy. Q: Can I volunteer some of my time for a local political campaign? A: Our volunteering policy does not permit employees to takepaid time off for political campaigning activities. Any volunteering you undertake in this respect must be done outside working hours. Q: I would like to make a charitable contribution on behalf of Thomson Reuters to a charity that my key customer supports. Can I do this? A: It depends. If your manager approves your expenditure and you follow the guidelines set forth in this Code and associated policies you can be reimbursed for certain charitable contributions on behalf of a client. You should also keep in mind this charitable contribution is a gift and must also follow the guidelines for giving and receiving a gift set forth

RECOGNIZING AND AVOIDING CONFLICTS CONFLICTS OF INTEREST AVOID ACTUAL AND POTENTIAL CONFLICTS OF INTEREST IN PERFORMING YOUR DUTIES FOR THOMSON REUTERS AND DO NOT ADVANCE PERSONAL INTERESTS AT THE EXPENSE OF THOMSON REUTERS  We expect that you will act in the best interests of Thomson Reuters and avoid conflicts of interest by making reasoned and impartial decisions. A conflict of interest may arise whenever a personal interest interferes with - or even appears to interfere with - the interests of Thomson Reuters. A conflict of interest can also arise when you take an action or have an interest that makes it difficult for you to perform your work objectively and effectively. While we respect your right to manage your personal business and investments, you should place Thomson Reuters interest in any business transaction ahead of any personal interest or gain. Identify and pre-clear conflicts – It’s your responsibility to identify potential conflicts when they arise and to notify in writing an appropriate manager, Human Resources representative or a lawyer who supports your business if you are unsure whether a relationship or transaction poses a conflict before engaging in the conduct or as soon as you learn of the potential conflict. An appropriate manager or Human Resources representative will be able to pre-clear or resolve certain conflicts, or will be able to contact someone else at Thomson Reuters who can. Each Thomson Reuters director is required to inform the Board of any potential or actual conflict of interest that he or she may have with Thomson Reuters. Examples of conflicts – The following are examples of conflicts of interest that could arise, and are prohibited unless they have been pre-cleared or resolved in advance: • You or someone with a close relationship with you receives improper personal benefits (such as cash, gifts, entertainment, services, discounts, loans, guarantees or being selected by Thomson Reuters as a supplier, consultant or business partner) as a result of your position at Thomson Reuters; • Your work as an officer, director, employee or consultant to another company interferes with your ability to do your job at Thomson Reuters, will lead to disclosure of confidential information or the other company competes with Thomson Reuters; • You take for yourself a business opportunity which you discovered through Thomson Reuters property or information or through your position at Thomson Reuters without first offering it to Thomson Reuters, if Thomson Reuters might reasonably have a business interest; • You use Thomson Reuters property, information or your position at Thomson Reuters for personal gain; • Someone with a close relationship with you is in a direct reporting relationship with you, or you have the ability to supervise, review or influence the job evaluation, hiring, pay or benefits of someone with a close relationship with you who also works at Thomson Reuters; or • You allow any investments held by you or someone in a close relationship with you to influence you in your work for Thomson Reuters. Except under any arrangements made for employees by Thomson Reuters, you must not use any Thomson Reuters transaction for your own – or any other individual’s – personal investment purposes. This does not apply to the use of a Thomson Reuters product which is directed to the consumer market. In addition, it may be a conflict of interest if you own, or someone with a close relationship with you owns, more than 1% of a competitor’s, customer’s or supplier’s shares. If someone with a close relationship with you works for a competitor, customer or supplier of Thomson Reuters, both of you should take special care to comply with the duties that each of you owe to your employer. Keep in mind that not all conflicts are prohibited and the list above does not address every example. Some conflicts are permissible if they are disclosed and approved. Because it’s impossible to describe every potential conflict, we rely on you to exercise sound judgment and to seek advice when appropriate. Q: What does “close relationship” mean for purposes of this policy? A: You are always presumed to be in a “close relationship” with members of your immediate family or household. “Close relationship” also includes a personal relationship between a supervisor and a subordinate that could influence objectivity. In addition, if your relationship with a partner, cousin, more distant relative or friend could influence your objectivity, you should assume that you have a “close relationship” with that person as well. 31Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

RECOGNIZING AND AVOIDING CONFLICTS  WORKING FOR OTHER COMPANIES AND ON BOARDS    OBTAIN ALL REQUIRED PERMISSIONS BEFORE YOU WORK FOR ANOTHER COMPANY OR JOIN THE BOARD OF DIRECTORS OF ANOTHER COMPANY          Working outside of Thomson Reuters or serving as a director of another company may create a conflict of interest. Being a director or serving on a standing committee or advisory board of some organizations, including government agencies, also may create a conflict, whether the position is compensated or not.    Self-assessment – Before agreeing to work outside of Thomson Reuters or joining the board of a charity or non-profit organization, you should assess whether working outside of Thomson Reuters or joining a board would have the potential to be a conflict of interest, depending on the nature of the position and your involvement. In any case, working outside of Thomson Reuters or joining a board should not interfere with  your job at Thomson Reuters or lead to disclosure of confidential information. When in doubt, you should seek advice from your manager.    The Thomson Reuters Trust Principles (see the section of this Code, “Our Purpose and Values”) should always be considered as part of any self-assessment. If you or your manager believes that the second job or position potentially conflicts with the Thomson Reuters Trust Principles, a further discussion should take place with a more senior manager, Human Resources representative or a Thomson Reuters lawyer.    Before accepting an appointment to the board or a committee of any organization whose interests may conflict with Thomson Reuters interests, you must receive written approval from a Thomson Reuters lawyer who supports their business. You  may not serve as a director of another publicly traded company unless you’ve received approval from the Thomson Reuters General Counsel and the Corporate Governance Committee of the Thomson Reuters Board of Directors.  Permissible positions – You are permitted, however, to serve on the board of private family businesses that have no relation to Thomson Reuters and its businesses. Prior approval is not required for these types of situations.    If you hold a position with an outside organization and if you speak publicly for the entity, you should ensure that you are seen as speaking on behalf of the entity or as an individual, and not on behalf of Thomson Reuters.    If you’re permitted to work outside of Thomson Reuters or join another company’s board, you may not divulge any confidential or strategic information about our businesses and must not vote on any board issues that are related to dealing with Thomson Reuters.    Any permitted outside work/positions should be separated from your position at Thomson Reuters and should not be done on Thomson Reuters time or using Thomson Reuters equipment, property, information or supplies. Your outside work/position should not interfere with or prevent you from devoting the time and effort needed to fulfill your primary duties and obligations  to Thomson Reuters and the business must not compete with  Thomson Reuters.            Q: I have been offered an opportunity to participate as a consultant in an expert network. Is this permissible? I will not do  it during working hours and will not use Thomson Reuters resources.  A: Thomson Reuters generally does not permit employees to serve as consultants  for other organizations in relation to the subject matter of their  employment, experience or responsibilities at  Thomson Reuters. This work could lead to a conflict of interest or improper disclosure  of Thomson Reuters confidential information. If you, with the support  of your manager, wish  to undertake this type of  work, seek express written approval from a Thomson Reuters lawyer who supports your  Thomson Reuters | Code of Business Conduct and Ethics  Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

MAINTAINING OUR CONTROLS ACCOUNTING, AUDITING OR DISCLOSURE CONCERNS & FRAUD REPORTING  PROMPTLY REPORT ANY ACCOUNTING, AUDITING OR DISCLOSURE CONCERNS THAT YOU MAY HAVE OR FRAUD THAT YOU BECOME AWARE OF     We all have a responsibility to submit good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. In order to facilitate the reporting of employee complaints, the Audit Committee of the Thomson Reuters Board of Directors has established procedures for:  • The receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters and disclosure controls; and  • The confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters or disclosure controls.  Examples of accounting and auditing issues to report – You should promptly report any complaints and concerns relating to accounting, internal accounting controls or auditing matters, which may include actions involving:  • Fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record of Thomson Reuters;  • Deficiencies in, or noncompliance with, Thomson Reuters internal accounting controls;  • Misrepresentation or false statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of Thomson Reuters; or  • Deviations from full and fair reporting of Thomson Reuters financial condition.  Examples of fraud to report – You should report any other types of fraud or dishonest activity that you become aware of, or have good faith suspicions about. Examples include:  • Questionable transactions with customers, vendors, agents or consultants not in accordance with Thomson Reuters policies;  • Forgeries or other alterations of documents; • Billings made higher or lower than normal prices for products or services at a customer’s or vendor’s request;  • Payments made for any reason other than as described in a contract or other documentation;  • Payments made through intermediaries that deviate from ordinary business transactions;  • Transfers to, or deposits in the bank account of an individual, rather than in a company account or the account of a company with which we are doing business; or  • Embezzlement, theft or misappropriation of Thomson Reuters assets or customer assets that we have been entrusted with.  In addition, it is unlawful to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant who is auditing our financial statements.  You should report fraudulent activities by current or former Thomson Reuters employees, officers, directors, contractors or third parties with which we do business to one of the following as promptly as possible:  • Direct manager or supervisor; • Human Resources representative; • Divisional CFO; • The Thomson Reuters lawyer who supports your business; • Corporate Compliance and Audit; or • Business Conduct and Ethics Hotline. Fraudulent activities against Thomson Reuters by external parties or entities should be reported to a Thomson Reuters lawyer or Global Security.  Please refer to the section “Questions and Reporting Concerns and Violations” of this Code for more information, including how to submit reports confidentially and anonymously.    Q: If I suspect that someone in my business may be involved in fraudulent or dishonest conduct, can I investigate it myself? A: No. You should promptly report your concerns to your manager, the Thomson Reuters Corporate Compliance and Audit department, a Thomson Reuters lawyer or the Thomson Reuters Hotline. You should not initiate a fraud investigation on your own. Generally speaking, the Thomson Reuters Corporate Compliance and Audit department and/or the Thomson Reuters Legal department will be responsible for determining whether an internal investigation is warranted, and if so, will select an appropriate investigation team and determine the nature and scope of the investigation. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

MAINTAINING OUR CONTROLS ACCURACY OF RECORDS AND INFORMATION  KEEP COMPLETE, ACCURATE AND RELIABLE RECORDS      Proper financial and accounting recordkeeping – Our financial and accounting records are used to produce reports for Thomson Reuters management, directors, shareholders, governmental and regulatory authorities and others. Therefore, we must all protect Thomson Reuters reputation for integrity by ensuring complete and accurate financial and accounting records that are not misleading. Implementing appropriate control systems helps to make sure this happens.  • All of your books, records and accounts - including time sheets, sales records, invoices, bills and expense reports - must be complete, accurate and reliable.  • Unrecorded, undisclosed or “off-the-books” funds or assets should not be kept for any purpose.  • Never falsify any document or distort the facts relating to a particular transaction.  • Transactions should be recorded in a timely manner and supported by appropriate documentation.  • You should not incur or pay the costs of anything using Thomson Reuters funds if the incurrence or payment is not authorized by your manager or supervisor or is not reimbursable. Financial records that reflect Thomson Reuters activities and transactions should be maintained in accordance with Thomson Reuters accounting policies and procedures and in compliance with applicable standards, laws and regulations.  External Thomson Reuters disclosure – We also require full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to securities regulatory authorities and stock exchanges, as well as in other public communications made by Thomson Reuters. If you’re involved in the preparation of Thomson Reuters public disclosures, or if you provide information as part of the process, you have a responsibility to ensure that disclosures and information are provided in compliance with Thomson Reuters disclosure controls and procedures and our related disclosure policies.           Q: It’s the last week of the 1st quarter. In order to stay within our budget, I’m thinking about booking certain expenses in the 2nd quarter for supplies and other materials that we received earlier this month. Can I do this? A: Absolutely not. All expenses and revenues must be recorded in the period that they are incurred or realized.  Q: I was on a business trip and misplaced a few receipts for cash that I paid for taxis and meals. Can I still get reimbursed if I don’t have anything to document my expenses? A: Maybe. If you accidentally lost your receipts, you should review the travel and entertainment (T&E) policies that apply to you and contact your manager to find out whether you can be reimbursed. For expenses in excess of a particular amount, our policies or your manager may refuse reimbursement without receipts. Even if you are allowed to be reimbursed, any documentation that you are required to produce must accurately reflect your expenses. It is never acceptable to create a false, misleading or erroneous expense for reimbursement. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

MAINTAINING OUR CONTROLS RECORDS MANAGEMENT  COMPLY WITH RECORDS MANAGEMENT POLICIES APPLICABLE TO YOU AND DON’T DESTROY OR FALSIFY DOCUMENTS OR E-MAILS IF YOU LEARN OF LITIGATION OR INVESTIGATIONS      Our information and records are valuable corporate assets and must be managed with due care. We must comply with legal and regulatory requirements that relate to document and record retention and disposal. As a result, we have an established policy for properly caring for, storing, retrieving and disposing of Thomson Reuters records. You should manage our records and information in a manner that ensures:  • Consistently organized filing, storage and retrieval of recorded information;  • Record maintenance in whatever media satisfies legal, fiscal, regulatory and operational requirements;  • Protection of records (including backups);  • Needed documentation in the event of litigation; and  • Proper and timely disposal of records no longer of value, both in paper and electronic format.  Thomson Reuters has a records retention schedule that identifies by title each category of records it maintains. A retention schedule typically outlines by record category:  • A description of the types and classes of records to be retained;  • When the retention period begins; and  • The lengths of time records are to be retained. If you are informed about pending or threatened litigation or a governmental investigation, you may not destroy any records (including e-mails) unless you have been authorized to do so by a Thomson Reuters lawyer. It may be a criminal offense to destroy or falsify documents or e-mails that are subject to a subpoena or other legal process. Any employee who fails to comply with this policy, as well as applicable laws and regulations, is subject to disciplinary action, up to, and including, termination and may also face criminal or civil prosecution, with possible fines and prison terms.  You should contact the Records Coordinator for your business or department or the Thomson Reuters Records Management department (recordsmanagement@thomsonreuters.com) if you need more information or have questions about retention policies applicable to you. You should also familiarize yourself with what’s required. If you have any legal questions about whether a document should be retained, you should confer with a Thomson Reuters lawyer who supports your business before proceeding.  There is more information on the Records Management section of our intranet.                 Q: How long do I need to retain e-mails? A: If there is no reason to keep an e-mail message and if there is no legal or regulatory obligation to retain it, it should be deleted. If you are subject to a “legal hold” you should always retain e-mails until you’ve been notified by a Thomson Reuters lawyer that the hold has ended. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

MAINTAINING OUR CONTROLS EMBARGOES, SANCTIONS AND EXPORT CONTROLS  COMPLY WITH APPLICABLE SANCTIONS AND EXPORT CONTROLS      As Thomson Reuters operates and has clients around the world, it is important that we don’t breach any of the laws, rules or regulations that apply to trade embargoes, sanctions and export regulations.  Sanctions - Sanctions restrict our ability to do business with particular countries, entities or individuals.  There are wide-ranging sanctions or “embargoes” applied to several countries. These sanctions are politically motivated and change frequently – you can find a current list of the sanctioned countries on the Trade Controls section of our intranet.  You must not do business with a prospective or existing customer or other partner (e.g., agent or supplier) you know or think might be in a sanctioned country, or owned, controlled by or acting on behalf of an individual or entity from a sanctioned country. This requirement applies even if the prospect, customer or other partner is operating outside the sanctioned country.  Governments and inter-governmental bodies (e.g., the United Nations) additionally issue lists of entities and individuals that are sanctioned. We systematically screen the prospects and customers of our more exposed businesses against these lists and flag any listed individuals or entities in our customer relationship databases. You can find out more about this screening process as well as a ‘watch list’ of sanctioned individuals and entities that we have come across in our business on the Trade Controls section of our intranet. You must not do business with anyone that you know or think might be a sanctioned party or owned, controlled or working on behalf of a sanctioned party.  • To comply with sanctions, wherever possible, you should know your clients and partners – who owns or controls them, what their reputation is, what business they do and where.  • If you have any questions about sanctions, please contact the lawyer who supports your business.  • To find out more about rules on doing business with sanctioned countries and parties, go to the Sanctions Awareness Policy on the Trade Controls section of our intranet.  Export controls - Export control imposes restrictions on what you can export, from where, to where, to whom and for what purpose. If there are processes in place in your business for compliance with export controls, you must make yourself familiar with those processes and follow them.  • If you have any questions about export controls, please contact the lawyer who supports your business.  • For more information on export control , visit the Trade Controls section of our intranet.        Q: My client is a company based in Rotterdam, but my contact has asked for Web-based product training to be provided to end-users in a sanctioned country. Is that OK? A: No, you should immediately contact the lawyer who supports your business. The request for training in the sanctioned country raises the possibility that your client is acting on behalf of individuals or entities in that country. Q: The product we’re providing to overseas clients doesn’t include any hardware, so we don’t need to worry about export controls do we?  A: Export controls don’t just apply to hardware and equipment; they may also apply to any export of software, particularly software that uses encryption. The controls also apply to internal movements of hardware, equipment and software as well as those to our clients. Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

APPENDIX HELPFUL CONTACT INFORMATION           Human Resources Representatives, Thomson Reuters Lawyers and Communication Representatives  If you do not know how to contact your local Human Resources representative, a Thomson Reuters lawyer who supports your business or your local Communications representative, you can find contact information on our intranet. For more information on additional Policies and Procedures, visit the “Resources” section on our intranet  Code of Business Conduct and Ethics: https://thehub.thomsonreuters.com/groups/code-of-business- conduct-and-ethics  Business Conduct and Ethics Hotline: https://thehub.thomsonreuters.com/groups/business-conduct- and-ethics-hotline  Legal / Compliance Policies, Tools and Resources: https://thehub.thomsonreuters.com/groups/legal-and- compliance-policies-tools-and-resources  Business Conduct and Ethics Hotline  E-mail: ethics@thomsonreuters.com  Telephone: + (1) 877.373.8837 (outside of the United States and Canada, dial your country access number first to dial toll-free)  Web: https://www.compliance-hotline.com/ThomsonReuters.jsp  Corporate Legal Department E-mail: legal@thomsonreuters.com  Enterprise Compliance E-mail: enterprisecompliance@thomsonreuters.com  Corporate Compliance and Audit Department E-mail: corporatecompliance@thomsonreuters.com  Global Security E-mail: globalsecurity@thomsonreuters.com  Corporate Responsibility E-mail: corporate.responsibility@thomsonreuters.com  Environmental Health and Safety E-mail: thomsonreuters.healthandsafetydepartment@thomsonreuters.com  Information Security Risk Management Team E-mail: infosecriskmanagement@thomsonreuters.com  Records Management E-mail: recordsmanagement@thomsonreuters.com Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

APPENDIX FORM OF ACKNOWLEDGMENT           NOTE: Primary acknowledgment should take place electronically on our intranet. Please use a paper acknowledgment only if you do not have access to a computer. If a paper acknowledgment is necessary, submit it to your Human Resources representative or line manager.     I acknowledge that I have received and read the Thomson Reuters Code of Business Conduct and Ethics and understand my obligations to comply with the policies, principles and values outlined in this Code.  I understand that my agreement to comply with this Code does not constitute a contract of employment.    Name (printed): Business unit: Thomson Reuters Employee ID: Signature: Date: Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)

APPENDIX LEGAL NOTICE           This Code serves as a reference to you. Thomson Reuters reserves the right to modify, suspend or revoke this Code and any and all policies, procedures, and programs in whole or in part, at any time, with or without notice. Thomson Reuters also reserves the right to interpret this Code and these policies in its sole discretion as it deems appropriate.  Neither this Code nor any statements made by any employee of Thomson Reuters, whether oral or written, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at Thomson Reuters, establish conditions of employment, or create an express or implied employment contract of any kind between employees and Thomson Reuters. In addition, all employees should understand that this Code does not modify their employment relationship, whether at will or governed by a written contract. The version of this Code that appears online at www.thomsonreuters.com may be more current and up-to- date and supersedes any paper copies or previous versions should there be any discrepancy between paper copies, previous versions and what is posted online.  THOMSON REUTERS  www.thomsonreuters.com Thomson Reuters | Code of Business Conduct and Ethics Code of Business Conduct and Ethics on ThomsonReuters.com (external) Code of Business Conduct and Ethics on the HUB (internal) Business Conduct and Ethics Hotline on the HUB (internal)